                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2004

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F [X]                   Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]                         No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

[BANCOLOMBIA LOGO]                                             [THE BANKER LOGO]

                         CONSOLIDATED FINANCIAL RESULTS
                     FOR THE QUARTER ENDED DECEMBER 31, 2003

FEBRUARY 25, 2004. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended December 31, 2003.(1)

       CONSOLIDATED INCOME STATEMENT
             AND BALANCE SHEET                                  QUARTER                GROWTH
               (Ps millions)                             3Q 03          4Q 03        4Q 03/3Q 03
------------------------------------------------------------------------------------------------
ASSETS
Loans, net                                              7,062,705      7,642,405         8.21%
Investment Securities, net                              4,316,902      4,336,724         0.46%
Other assets                                            2,570,614      3,197,000        24.37%
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                           13,950,221     15,176,129         8.79%
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                9,461,540     10,231,997         8.14%
Other liabilities                                       2,938,474      3,254,753        10.76%
TOTAL LIABILITIES                                      12,400,014     13,486,750         8.76%
Shareholders' equity                                    1,550,207      1,689,379         8.98%
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             13,950,221     15,176,129         8.79%
------------------------------------------------------------------------------------------------

Interest income                                           352,351        458,649        30.17%
Interest expense                                          118,619        139,880        17.92%
NET INTEREST INCOME                                       233,732        318,769        36.38%
Net provisions                                            (45,693)       (25,531)      -44.12%
Other operating income                                    136,891        142,383         4.01%
Other operating expense                                  (200,970)      (268,226)       33.47%
Non-operating income, net                                   8,319         (1,939)     -123.31%
Income tax expense                                        (13,875)       (19,108)       37.72%
------------------------------------------------------------------------------------------------
NET INCOME                                                118,404        146,348        23.60%
------------------------------------------------------------------------------------------------

--------------------------

(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliated companies, where it owns, directly or indirectly, 50% or more of the voting capital stock. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (with its financial subsidiaries) released prior to May 2003. This information has been prepared in accordance with generally accepted accounting principles in Colombia, and is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK AND ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Exchange rate: December 31, 2003 TRM 2,778.21 COP /USD

Average exchange rate December 2003 2,807.20

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

1.       HIGHLIGHTS:

     - BANCOLOMBIA's net income amounted to Ps 146.3 billion, or US$ 0.362 per ADS, during the quarter ended December 31, 2003, as compared to a net income of Ps 118.4 billion, or US$ 0.289 per ADS, for the quarter ended September 30, 2003.

     - Net income for the year ended December 31, 2003 totaled Ps 469.4 billion, as compared to Ps 210.4 billion for the year ended December 31, 2002, mainly as a result of a better composition of the Bank's assets and an improvement in the funding mix and efficiency levels of the Bank.

     - Net interest margin for the year ended December 31, 2003 increased to 9.3% as compared to 7.3% for the same period in 2002. Net interest margin increased during the fourth quarter of 2003 to 11.1% as compared to 8.2% during the third quarter of 2003 and as compared to 9.3% during the fourth quarter of 2002.

     -   BANCOLOMBIA's total net provisions decreased from Ps 45.7 billion to Ps
         25.5 billion quarter over quarter.

     - The Bank's gross loans increased 8.3% quarter over quarter and 29.6% year over year.

     - BANCOLOMBIA's ratio of past due loans to total loans for the quarter ended December 31, 2003 remained stable at 1.5% and allowances for past due loans for the quarter ended December 31, 2003 had a slight increase to 328% compared to 324.6% for the previous quarter.

     - BANCOLOMBIA's shareholders' equity increased 9.0% during the quarter ended December 31, 2003 as compared to the previous quarter and 31.5% as compared to the quarter ended December 31, 2002.

     - The annualized ROAE (Return on average shareholders' equity) and ROAA (Return on average total assets) for the year ended December 31, 2003 were 31.1% and 3.4%, respectively, while for the fourth quarter of 2003 were 38.8% and 4.2%, respectively.

     - On December 24, 2003, BANCOLOMBIA obtained the approval of the Superintendency of Banking for to purchase the shares of Sufinanciamiento, a consumer finance company. As a result, the financial results for the quarter ended December 31, 2003 are affected by that acquisition. At the end of this report you will find Sufinanciamiento's Balance Sheet and Income Statement.
         Sufinanciamiento's main unconsolidated figures as of December 31, 2003, are as follows:

              -   Total Assets: Ps 314.9 billion

              -   Total Gross loans: Ps 279.4 billion

              -   Total Deposits: Ps 230.4 billion

              -   Total Liabilities: Ps 270.1 billion

              -   Total Shareholders' equity: Ps 44.8 billion

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

2.       CONSOLIDATED BALANCE SHEET

2.1      ASSETS

         BANCOLOMBIA's total assets increased 8.8% over the quarter to Ps 15,176 billion as of December 31, 2003 from Ps 13,950 billion as of September 30, 2003, and 20.4% from Ps 12,600 billion as of December 31, 2002. The increase in total assets during the quarter was primarily due to a larger loan portfolio.

2.1.1    LOAN PORTFOLIO

         The Colombian economic recovery is confirmed by an increased demand for corporate and retail loans. As a result, the Bank's loan portfolio continues to show a positive performance. BANCOLOMBIA's gross loans totaled Ps 8,030 billion as of December 31, 2003, an increase of 8.3% from Ps 7,415 billion as of September 30, 2003 and 29.6% from Ps 6,197 billion as of December 31, 2002. During the quarter, BANCOLOMBIA acquired Sufinanciamiento which resulted in a significant increase of retail loans.

         Total corporate loans increased 3.9% during the fourth quarter of 2003 from Ps 5,072 billion as of September 30, 2003, to Ps 5,272 billion as of December 31, 2003. This increase resulted from growth in working capital loans, which increased 5.3%. Total retail loans increased 17.9% from Ps 2,297 billion as of September 30, 2003 to Ps 2,709 billion as of December 31, 2003, of which Sufinanciamiento explains Ps 278,677 million.

         In addition, net leases continues to show a strong performance increasing 14.4% from Ps 470 billion to Ps 537 billion quarter over quarter.

LOAN PORTFOLIO                                         AS OF                            GROWTH
(Ps millions)                          31-DEC-02     30-SEP-03     31-DEC-03   4Q 03/3Q 03   4Q 03/4Q 02
--------------------------------------------------------------------------------------------------------
CORPORATE
Working capital loans                  3,650,585     4,453,082     4,687,153        5.26%       28.39%
Loans funded by
 domestic development banks              376,378       427,178       394,947       -7.55%        4.93%
Trade Financing                          166,620       151,043       149,582       -0.97%      -10.23%
Overdrafts                                48,591        33,826        32,371       -4.30%      -33.38%
Credit Cards                               5,218         7,343         8,237       12.17%       57.86%
-----------------------------------------------------------------------------------------------------
TOTAL CORPORATE                        4,247,392     5,072,472     5,272,290        3.94%       24.13%
-----------------------------------------------------------------------------------------------------
RETAIL
Working capital loans                    698,160       842,020       898,239        6.68%       28.66%
Personal loans                           561,558       687,207       814,885       18.58%       45.11%
Loans funded by
domestic development banks               276,157       333,839       330,246       -1.08%       19.59%
Credit Cards                             254,876       281,585       335,172       19.03%       31.50%
Overdrafts                                68,490       102,801        81,294      -20.92%       18.69%
Automobile loans                          24,476        28,915       229,737      694.53%      838.62%
Trade Financing                           28,112        20,911        19,644       -6.06%      -30.12%
-----------------------------------------------------------------------------------------------------
TOTAL RETAIL                           1,911,829     2,297,278     2,709,217       17.93%       41.71%
MORTGAGE                                  38,094        45,002        48,161        7.02%       26.43%
-----------------------------------------------------------------------------------------------------
TOTAL LOANS                            6,197,315     7,414,752     8,029,668        8.29%       29.57%
ALLOWANCE FOR LOAN LOSSES               (332,324)     (352,047)     (387,263)      10.00%       16.53%
-----------------------------------------------------------------------------------------------------
TOTAL LOANS, NET                       5,864,991     7,062,705     7,642,405        8.21%       30.31%
-----------------------------------------------------------------------------------------------------

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

2.1.2    ASSET QUALITY

         As of December 31, 2003 the Bank's past due loans as a percentage of total loans were stable at 1.5%, as compared to the same figure as of September 30, 2003. During the fourth quarter, BANCOLOMBIA had loan charge offs of Ps 8,493 million. During the year ended December 31, 2003, the Bank's charge offs totaled Ps 112,393 million as compared to Ps 71,592 million during the year ended December 31, 2002.

LOAN CLASSIFICATION
(Ps millions)                  AS OF 31-DEC-02         AS OF 30-SEP-03         AS OF 31-DEC-03
-----------------------------------------------------------------------------------------------
"A" Normal                   5,115,889     82.6%     6,579,476     88.7%     7,288,273     90.8%
"B" Subnormal                  479,429      7.7%       446,586      6.0%       345,297      4.3%
"C" Deficient                  142,782      2.3%        68,630      0.9%       109,615      1.4%
"D" Doubtful recovery          180,630      2.9%       226,277      3.1%       196,075      2.4%
"E" Unrecoverable              278,585      4.5%        93,783      1.3%        90,408      1.1%

TOTAL                        6,197,315      100%     7,414,752      100%     8,029,668      100%

LOANS CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS           9.7%              5.2%                4.9%

ASSET QUALITY                                                         AS OF                             GROWTH
(Ps millions)                                        31-DEC-02      30-SEP-03      31-DEC-03   4Q 03/3Q 03   4Q 03/4Q 02
------------------------------------------------------------------------------------------------------------------------
Total performing past due loans                        45,485         25,711         43,471       69.08%       -4.43%
Total non-performing past due loans (1)               109,659         84,304         76,182       -9.63%      -30.53%
Total past due loans                                  155,144        110,015        119,653        8.76%      -22.88%
Allowance for loans and accrued interest losses       347,398        357,154        392,433        9.88%       12.96%
Past due loans to total loans                            2.50%          1.48%          1.49%
Non-performing loans to total loans                      1.77%          1.14%          0.95%
C, D, and E loans to total loans                         9.71%          5.24%          4.93%
Allowances to past due loans (2)                       223.92%        324.64%        327.98%
Allowances to C, D, and E loans (2)                     57.71%         91.89%         99.07%
Allowances to non-performing loans (2)                 316.80%        423.65%        515.13%
Allowances to total loans                                5.61%          4.82%          4.89%
Performing loans to total loans                         98.23%         98.86%         99.05%

(1) Before January 1, 2002, non-performing loans included commercial and consumer loans that were past due 90 days or more, and mortgage loans that were past due 120 days or more. Since January 1, 2002, non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2) Allowance = allowance for loan and accrued interest losses.

2.2      LIABILITIES

         Total deposits increased 8.1% over the quarter, from Ps 9,461.5 billion as of September 30, 2003, to Ps 10,232 billion as of December 31, 2003. During the fourth quarter of 2003, BANCOLOMBIA's funding mix improved as a result of a 25.8% increase in non-interest bearing deposits over the quarter while interest-bearing deposits increased 3.9% over the quarter. The growth in non-interest bearing

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

         checking accounts was the result of seasonality, which usually reaches its highest level at the end of the year.

                                                        AS OF
FUNDING MIX COMPOSITION                31-DEC-02      30-SEP-03       31-DEC-03
-------------------------------------------------------------------------------
NON-INTEREST BEARING                     22.42%         19.50%          22.67%
Checking accounts                        21.35%         17.85%          21.43%
Other                                     1.08%          1.64%           1.24%
-----------------------------------------------------------------------------
INTEREST BEARING                         77.58%         80.50%          77.33%
Checking accounts                         9.28%         10.63%          13.22%
Time deposits                            41.00%         44.00%          41.41%
Savings deposits                         27.29%         25.87%          22.69%
-----------------------------------------------------------------------------
TOTAL DEPOSITS                          100.00%        100.00%         100.00%
-----------------------------------------------------------------------------

2.3      SHAREHOLDERS' EQUITY

         BANCOLOMBIA's shareholders' equity totaled Ps 1,689 billion during the fourth quarter. As of December 31, 2003, the Bank's consolidated ratio of technical capital to risk-weighted assets was 13.1%. Unrealized gains on investment debt securities totaled Ps 89.4 billion as of December 31, 2003.

TECHNICAL EQUITY RISK WEIGHTED ASSETS                             AS OF
Consolidated (Ps millions)                       31-DEC-02      30-SEP-03       31-DEC-03
-----------------------------------------------------------------------------------------
Basic capital                                      795,739      1,079,512       1,167,427
Additional capital                                 242,776        255,796         260,454
Technical capital (1)                            1,038,515      1,335,308       1,427,881
Risk weighted assets                             8,942,207      9,796,546      10,920,514
CAPITAL ADEQUACY (2)                                 11.61%         13.63%          13.08%

(1) Technical capital is the sum of basic capital and additional capital.

(2) Capital Adequacy = Technical capital / risk weighted assets

3.       INCOME STATEMENT

         BANCOLOMBIA's net income amounted to Ps 146.3 billion during the quarter ended December 31, 2003, as compared to net income of Ps 118.4 billion for the quarter ended September 30, 2003. This increase during the fourth quarter of 2003 was mainly due to higher net interest income and lower net provisions.

3.1      NET INTEREST INCOME

         Net interest income increased 36.4% to Ps 318.8 billion for the quarter ended December 31, 2003, compared to Ps 233.7 billion for the quarter ended September 30, 2003. Additionally, net interest income as of December 31, 2003 increased 57.6% to Ps 1,060.1 billion from Ps 672.6 billion as of December 31, 2002. This increment in 2003 is explained as follows: Ps 208.2 billion resulted from an

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

         increase in the volume of interest earning assets and Ps 179.3 billion resulted from a better average interest rate.

3.2      PROVISIONS

         Total net provisions for the fourth quarter of 2003 amounted to Ps 25.5 billion, decreasing 44.1% as compared to the previous quarter. Provisions for other assets were recovered due to the payment of Departamento del Valle's bonds which had been 100% provisioned.

3.3      FEES AND INCOME FROM SERVICES

         Total fees and other service income increased 8.7% to Ps 127.3 billion during the fourth quarter of 2003, as compared to Ps 117.1 billion for the previous quarter, with commissions from banking services and credit card merchant fees increasing the most. However, fees and other service expenses increased 39.3% during the fourth quarter as a result of higher credit card merchant fees during the Christmas season, and that Sufinanciamiento's expenses for the complete year 2003 were recognized in the fourth quarter. In consequence, net fees and other service income showed a slight increase of 1.2% to Ps 96 billion during the quarter.

         BANCOLOMBIA's accumulated unconsolidated credit card billing increased 33.3% over the twelve-months ended December 31, 2003, resulting in a 17.3% market share of the Colombian credit card business. In addition, the Bank's unconsolidated number of outstanding credit cards increased 16.0% year over year, resulting in a 13.3% market share. BC American Express credit card showed an excellent performance during 2003, increasing its accumulated billing to Ps 241 billion as of December and the number of outstanding credit cards to more than 60,000 cards, reaching a market share of 2.9% and 2.4%, respectively. (Source:
         Credibanco, American Express and Red Multicolor).

ACCUMULATED CREDIT CARD BILLING                                       %          2003
(As of December 31, in Ps million)        2002          2003        Growth    Mkt. Share
----------------------------------------------------------------------------------------
Bancolombia Mastercard                    717,438       787,331        9.7%        9.5%
Bancolombia VISA                          341,758       406,802       19.0%        4.9%
Bancolombia American Express               17,322       240,872     1290.5%        2.9%
TOTAL BANCOLOMBIA                       1,076,518     1,435,005       33.3%       17.3%
--------------------------------------------------------------------------------------
Colombian credit card industry          6,751,628     8,295,597       22.9%
--------------------------------------------------------------------------------------

Source: Credibanco, American Express and Red Multicolor

CREDIT CARD MARKET SHARE                                                         %          2003
Number of credit cards as of December 31,            2002          2003        Growth    Mkt. Share
---------------------------------------------------------------------------------------------------
Bancolombia Mastercard                              158,969       160,113       0.7%        6.5%
Bancolombia VISA                                    100,069       109,182       9.1%        4.4%
Bancolombia American Express                         25,093        60,319     140.4%        2.4%
TOTAL BANCOLOMBIA                                   284,131       329,614      16.0%       13.3%
-----------------------------------------------------------------------------------------------
Colombian credit card industry                    2,216,322     2,479,554      11.9%
-----------------------------------------------------------------------------------------------

Source: Credibanco, American Express and Red Multicolor.

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

3.4      OPERATING EXPENSES

         Operating expenses increased 15.8% quarter over quarter totaling Ps 226 billion during the quarter ended December 31, 2003. This increase in operating expenses is mainly explained by Sufinanciamiento's expenses for the complete year 2003 (Ps 22 billion), the increment in salaries effective in November 2003 (Ps 7 billion) and the amortization of the remaining part of employee benefit plans (Ps 6 billion). As a consequence, BANCOLOMBIA's efficiency ratio reached 58.2% for the quarter ended December 31, 2003.

3.5      OTHER OPERATING INCOME

         Total Other operating income totaled Ps 47.4 billion during the fourth quarter increasing 10.3% from Ps 43.0 billion during the previous quarter, mainly due to higher income from the foreign exchange business (spot and forward contracts) and revenues from commercial subsidiaries.

4.       SUBSIDIARIES

         BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

         The following table is expressed in US dollars.

           BANCOLOMBIA PANAMA
             BALANCE SHEET
          AND INCOME STATEMENT                                       QUARTER                   GROWTH
                 (US$)                                      3Q 03              4Q 03         4Q 03/3Q 03
--------------------------------------------------------------------------------------------------------
ASSETS
Loans, net                                                558,218,195        503,797,770        -9.75%
Investment securities, net                                450,850,332        428,185,477        -5.03%
Overnight funds sold                                       79,269,989        203,722,770       157.00%
Leases, net                                                44,749,940         40,033,293       -10.54%
Other assets                                               33,426,209         41,625,456        24.53%
-----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            1,166,514,665      1,217,364,766         4.36%
-----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                  979,666,689      1,056,979,257         7.89%
Other liabilities                                          48,363,507          9,885,773       -79.56%
TOTAL LIABILITIES                                       1,028,030,196      1,066,865,030         3.78%
Shareholders' equity                                      138,484,469        150,499,736         8.68%
-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              1,166,514,665      1,217,364,766         4.36%
-----------------------------------------------------------------------------------------------------

Interest income                                            18,617,466         21,070,917        13.18%
Interest expense                                           (4,837,249)        (4,585,345)       -5.21%
NET INTEREST INCOME                                        13,780,217         16,485,572        19.63%
Net provisions                                             (3,295,903)          (291,335)      -91.16%
Other operating income                                        911,076            135,917       -85.08%
Other operating expense                                      (665,732)          (998,099)       49.93%
-----------------------------------------------------------------------------------------------------
NET INCOME                                                 10,729,658         15,332,055        42.89%
-----------------------------------------------------------------------------------------------------

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

         BANCOLOMBIA Panama's total assets increased 4.4% over the quarter to US$1,217 million as of December 31, 2003, as compared to US$1,167 million as of September 30, 2003. The increase in total assets was driven by an increase in overnight funds sold as a result of higher short-term deposits.

         BANCOLOMBIA Panama's shareholders' equity increased 8.7% over the quarter from US$138 million as of September 30, 2003, to US$150 million as of December 31, 2003. Unrealized gains on investment securities totaled US$21 million as of December 31, 2003, down 16.4% from US$25 million as of September 30, 2003.

         BANCOLOMBIA Panama reported net income of US$15.3 million during the quarter ended December 31, 2003, as compared to net income of US$10.7 million for the quarter ended September 30, 2003, mainly due to higher net interest income.

5.       RATINGS AND RECOGNITIONS

         - The risk-rating firm Duff & Phelps de Colombia ratified the Bank's Triple A rating for long term debt and BP1+ for short-term obligations. These ratings are the highest given in the national financial sector.

         - BANCOLOMBIA was ranked first in credit card satisfaction by the INDICA survey. This survey is performed by the firm Tecnologia y Gerencia. Its main purpose is to evaluate the client's satisfaction level with products and services offered by the financial system. Among the credit card business rank (which includes all the credit cards offered by all the financial system), the Bank was ranked first with its BANCOLOMBIA American Express card, third with its BANCOLOMBIA MasterCard and fourth with its BANCOLOMBIA VISA card.

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]


PRINCIPAL RATIOS                                               AS OF                       QUARTERS
PROFITABILITY                                         31-DEC-02    31-DEC-03      4Q 02      3Q 03      4Q 03
-------------------------------------------------------------------------------------------------------------
Net interest margin (1)                                  7.33%        9.25%        9.28%      8.19%     11.12%
Return on average total assets (2)                       1.88%        3.40%        3.24%      3.60%      4.24%
Return on average shareholders' equity (3)              20.42%       31.14%       35.17%     33.80%     38.83%

EFFICIENCY
-------------------------------------------------------------------------------------------------------------
Operating expenses to net operating income (4)          65.69%       54.27%       60.87%     54.22%     58.16%
Operating expenses to average total assets (4)           6.49%        6.21%        6.96%      6.11%      7.77%

CAPITAL ADEQUACY
-------------------------------------------------------------------------------------------------------------
Shareholders' equity to total assets                    10.19%       11.13%       10.19%     11.11%     11.13%
Technical capital to risk weighted assets               11.61%       13.08%       11.61%     13.63%     13.08%
-------------------------------------------------------------------------------------------------------------

(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2) Net income divided by monthly average total assets.

(3) Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total fees and income from services, and total other operating income. The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.

                                                  QUARTERS
STOCK INDICATORS                     4Q 02          3Q 03           4Q 03
---------------------------------------------------------------------------
Net Income (Ps millions)               90,599        118,404        146,348
USD Earnings per ADS                    0.223          0.289          0.362
ROAA                                     3.24%          3.60%          4.24%
ROAE                                    35.17%         33.80%         38.83%
P/BV ADS (1)                             0.74           1.28           1.28
P/BV Local (2) (3)                       1.08           1.35           1.38
Shares Outstanding                576,695,395    576,695,395    576,695,395

(1) Defined as ADS price divided by ADS book value.

(2) Defined as Share price divided by share book value.

(3) Share prices on the Colombian Stock Exchange

Contact

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

CONSOLIDATED BALANCE SHEET                                              AS OF                          GROWTH
(Ps millions)                                          31-DEC-02      30-SEP-03      31-DEC-03   4Q 03/3Q 03  4Q 03/4Q 02
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                   643,405        647,289        848,052      31.02%        31.81%
Overnight funds sold                                      207,684        237,090        598,409     152.40%       188.13%
TOTAL CASH AND EQUIVALENTS                                851,089        884,379      1,446,461      63.56%        69.95%
------------------------------------------------------------------------------------------------------------------------
DEBT SECURITIES                                         4,099,997      4,172,574      4,171,591      -0.02%         1.75%
Trading                                                 1,602,514      1,632,419      1,644,068       0.71%         2.59%
Available for Sale                                      1,887,514      1,809,865      1,805,230      -0.26%        -4.36%
Held to Maturity                                          609,969        730,290        722,293      -1.10%        18.41%
EQUITY SECURITIES                                         314,353        241,050        246,172       2.12%       -21.69%
Trading                                                    92,839         12,033         17,667      46.82%       -80.97%
Available for Sale                                        221,514        229,017        228,505      -0.22%         3.16%
Market value allowance                                    (70,892)       (96,722)       (81,039)    -16.21%        14.31%
NET INVESTMENT SECURITIES                               4,343,458      4,316,902      4,336,724       0.46%        -0.16%
------------------------------------------------------------------------------------------------------------------------
Gross Loans                                             6,197,315      7,414,752      8,029,668       8.29%        29.57%
Allowance for loan losses                                (332,324)      (352,047)      (387,263)     10.00%        16.53%
NET TOTAL LOANS                                         5,864,991      7,062,705      7,642,405       8.21%        30.31%
------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable on loans                       98,533         85,383        108,379      26.93%         9.99%
Allowance for accrued interest losses                     (15,074)        (5,107)        (5,170)      1.23%       -65.70%
NET TOTAL INTEREST ACCRUED                                 83,459         80,276        103,209      28.57%        23.66%
------------------------------------------------------------------------------------------------------------------------
Customers' acceptances and derivatives                    (15,662)        23,332          1,539     -93.40%      -109.83%
Net accounts receivable                                   146,451        187,061        162,399     -13.18%        10.89%
Net premises and equipment                                317,724        332,810        337,964       1.55%         6.37%
Foreclosed assets                                          45,911         32,305         27,645     -14.43%       -39.79%
Prepaid expenses and deferred charges                      58,403         36,922         27,831     -24.62%       -52.35%
Good will                                                 118,904        101,918         99,910      -1.97%       -15.97%
Net lease                                                 376,175        469,522        537,207      14.42%        42.81%
Other                                                     148,868        165,060        199,422      20.82%        33.96%
Reappraisal of assets                                     259,811        257,029        253,413      -1.41%        -2.46%
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                           12,599,582     13,950,221     15,176,129       8.79%        20.45%
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                    1,970,599      1,844,726      2,319,787      25.75%        17.72%
Checking accounts                                       1,876,026      1,689,342      2,193,069      29.82%        16.90%
Other                                                      94,573        155,384        126,718     -18.45%        33.99%
------------------------------------------------------------------------------------------------------------------------
INTEREST BEARING                                        6,817,559      7,616,814      7,912,210       3.88%        16.06%
Checking accounts                                         815,367      1,005,903      1,353,123      34.52%        65.95%
Time deposits                                           3,603,466      4,163,304      4,237,345       1.78%        17.59%
Savings deposits                                        2,398,726      2,447,607      2,321,742      -5.14%        -3.21%
------------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                                          8,788,158      9,461,540     10,231,997       8.14%        16.43%
Overnight funds                                           610,158        932,108      1,118,139      19.96%        83.25%
Bank acceptances outstanding                               31,050         28,383         35,833      26.25%        15.40%
Interbank borrowings                                      403,962        380,167        456,059      19.96%        12.90%
Borrowings from domestic development banks                713,053        686,452        755,536      10.06%         5.96%
Accounts payable                                          429,259        503,837        545,319       8.23%        27.04%
Other liabilities                                         170,572        133,571        174,317      30.51%         2.20%
Bonds                                                      62,782         64,785         71,818      10.86%        14.39%
Accrued expenses                                           55,104        168,752         56,173     -66.71%         1.94%
Minority interest in consolidated subsidiaries             51,136         40,419         41,559       2.82%       -18.73%
------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                      11,315,234     12,400,014     13,486,750       8.76%        19.19%
------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                    1,284,348      1,550,207      1,689,379       8.98%        31.54%
------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             12,599,582     13,950,221     15,176,129       8.79%        20.45%
------------------------------------------------------------------------------------------------------------------------

Contact

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

CONSOLIDATED INCOME STATEMENT                                AS OF                     QUARTER               GROWTH
(Ps Millions)                                         DEC-02      DEC-03      4Q 02     3Q 03     4Q 03    4Q 03/3Q 03  4Q 03/4Q 02
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME AND EXPENSES
Interest on loans                                      716,160     910,768   166,082   213,604   298,906      39.93%       79.97%
Interest on investment                                 373,040     551,267   140,400   118,098   135,635      14.85%       -3.39%
securities
Overnight funds                                         10,019      19,838     4,635     5,725     5,405      -5.59%       16.61%
Leasing                                                 39,596      58,774    10,943    14,924    18,703      25.32%       70.91%
TOTAL INTEREST INCOME                                1,138,815   1,540,647   322,060   352,351   458,649      30.17%       42.41%
--------------------------------------------------------------------------------------------------------------------------------
Interest expense
Checking accounts                                       12,975      11,622     4,468     2,487     3,115      25.25%      -30.28%
Time deposits                                          260,278     249,911    53,407    59,173    78,144      32.06%       46.32%
Savings deposits                                       106,825     113,968    26,733    28,211    28,558       1.23%        6.83%
TOTAL INTEREST ON DEPOSITS                             380,078     375,501    84,608    89,871   109,817      22.19%       29.80%
--------------------------------------------------------------------------------------------------------------------------------
Interbank borrowings                                     9,404       5,293       995     1,175     1,743      48.34%       75.18%
Borrowings from domestic development banks              49,316      58,455    14,112    14,816    16,154       9.03%       14.47%
Overnight funds                                         27,423      41,263     8,527    12,757    12,166      -4.63%       42.68%
TOTAL INTEREST EXPENSE                                 466,221     480,512   108,242   118,619   139,880      17.92%       29.23%
--------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                    672,594   1,060,135   213,818   233,732   318,769      36.38%       49.08%
Provision for loan and accrued interest losses, net   (115,155)   (162,058)  (24,738)  (36,784)  (39,776)      8.13%       60.79%
Recovery of charged-off loans                           25,609      28,688     5,377     6,737     5,540     -17.77%        3.03%
Provision for foreclosed assets and other assets       (71,213)    (68,891)  (13,923)  (17,381)    3,552    -120.44%     -125.51%
Recovery of provisions for foreclosed assets and
 other assets                                           32,886      10,212     8,540     1,735     5,153     197.00%      -39.66%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                  (127,873)   (192,049)  (24,744)  (45,693)  (25,531)    -44.12%        3.18%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                            544,721     868,086   189,074   188,039   293,238      55.95%       55.09%
--------------------------------------------------------------------------------------------------------------------------------
Commissions from banking services                      112,616     143,343    31,113    40,848    41,454       1.48%       33.24%
Credit card merchant fees                               44,117      63,688    13,078    15,536    22,469      44.63%       71.81%
Credit and debit card annual fees                       48,991      59,041    12,569    14,926    15,915       6.63%       26.62%
Checking fees                                           40,972      50,514    10,415    12,903    12,885      -0.14%       23.72%
Warehouse services                                      38,873      42,705     9,910    10,832    10,796      -0.33%        8.94%
Commissions-fees from fiduciary activities              35,281      39,469     9,700     9,643    11,498      19.24%       18.54%
Check remittance                                        20,473      20,834     5,350     5,208     5,167      -0.79%       -3.42%
International operations                                22,401      26,858     6,462     7,260     7,190      -0.96%       11.27%
TOTAL FEES AND OTHER SERVICE INCOME                    363,724     446,452    98,597   117,156   127,374       8.72%       29.19%
--------------------------------------------------------------------------------------------------------------------------------
Fees and other service expenses                        (55,973)    (95,930)  (15,359)  (23,255)  (32,395)     39.30%      110.92%
TOTAL FEES AND INCOME FROM SERVICES                    307,751     350,522    83,238    93,901    94,979       1.15%       14.11%
--------------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                              93,372      39,262    20,641    39,210    27,454     -29.98%       33.01%
Dividend income                                         19,491      30,733     3,722    19,466       478     -97.54%      -87.16%
Forward contracts in foreign currency                  (62,612)     10,488   (21,867)  (32,816)  (11,526)     -6488%      -47.29%
Revenues from commercial subsidiaries                   64,699      76,446    15,951    16,956    23,387      37.93%       46.62%
Communication, postage and others                        9,957      12,828     4,228       174     7,611    4274.14%       80.01%
TOTAL OTHER OPERATING INCOME                           124,907     169,757    22,675    42,990    47,404      10.27%      109.06%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                           977,379   1,388,365   294,987   324,930   435,621      34.07%       47.67%
OPERATING EXPENSES
Salaries and employee benefits                         291,368     343,308    76,285    82,510    98,685      19.60%       29.36%
Compensation                                            24,514      22,959     6,019     5,151     3,746     -27.28%      -37.76%
Administrative and other expenses                      333,263     390,243    88,624    96,978   110,411      13.85%       24.58%
Donation expenses                                        9,411       1,557     9,003       437     1,095     150.57%      -87.84%
Depreciation                                            34,444      40,625     9,038    10,232    12,280      20.02%       35.87%
TOTAL OPERATING EXPENSES                               693,000     798,692   188,969   195,308   226,217      15.83%       19.71%
--------------------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                                   284,379     589,673   106,018   129,622   209,404      61.55%       97.52%
Merger expenses                                         33,028      22,648     5,662     5,662     5,662       0.00%        0.00%
Goodwill amortization                                        -      36,347         -         -    36,347     100.00%      100.00%
--------------------------------------------------------------------------------------------------------------------------------
NON-OPERATING INCOME (EXPENSE)
Other income                                            25,311      43,810    15,727    10,198    16,356      60.38%        4.00%
Minority interest                                       15,132           -      (315)    1,271      (538)   -142.33%       70.79%
Recovery of deposit security                             2,421       1,912         -         -         -       0.00%        0.00%
Other expense                                          (41,217)    (44,381)  (12,835)   (3,150)  (17,757)    463.71%       38.35%
TOTAL NON-OPERATING INCOME                               1,647       1,341     2,577     8,319    (1,939)   -123.31%     -175.24%
INCOME BEFORE INCOME TAXES                             252,998     532,019   102,933   132,279   165,456      25.08%       60.74%
Income tax expense                                     (42,618)    (62,635)  (12,334)  (13,875)  (19,108)     37.72%       54.92%
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                             210,380     469,384    90,599   118,404   146,348      23.60%       61.53%
--------------------------------------------------------------------------------------------------------------------------------

Contact

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

                                                                    AS OF DECEMBER 31, 2003
CONSOLIDATED BALANCE SHEET                            CONSOLIDATED
AND INCOME STATEMENT                                     WITHOUT
(Ps millions)                                        SUFINANCIAMIENTO      SUFINANCIAMIENTO   CONSOLIDATED
----------------------------------------------------------------------------------------------------------
ASSETS
Loans, net                                               7,399,278             262,127          7,642,405
Investment Securities, net                               4,380,200               7,442          4,336,724
Other assets                                             3,152,556              45,291          3,197,000
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            14,932,034             314,860         15,176,129
---------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                10,009,204             230,447         10,231,997
Other liabilities                                        3,233,440              39,647          3,254,753
TOTAL LIABILITIES                                       13,242,644             270,094         13,486,750
Shareholders' equity                                     1,689,390              44,766          1,689,379
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              14,932,034             314,860         15,176,129
---------------------------------------------------------------------------------------------------------

Interest income                                          1,482,990              58,236          1,540,647
Interest expense                                           461,065              20,026            480,512
NET INTEREST INCOME                                      1,021,925              38,210          1,060,135
Net provisions                                            (182,985)             (5,533)          (192,049)
Other operating income                                     519,093               1,207            520,279
Other operating expense                                   (835,243)            (22,586)          (857,687)
Non-operating income, net                                    4,334                 925              1,341
Income tax expense                                         (57,729)             (4,906)           (62,635)
---------------------------------------------------------------------------------------------------------
NET INCOME                                                 469,395               7,317            469,384
---------------------------------------------------------------------------------------------------------

Contact

JAIME A. VELASQUEZ          MARIA A. VILLA                FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                    www.bancolombia.com
TEL.: (574) 5108666         TEL.: (574) 5108866

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                          (Registrant)

Date: February 26, 2004                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                          Name: Jaime Alberto Velasquez B.
                                          Title: Vice President of Finance